Exhibit 99.(a)(1)(F)

STRICTLY CONFIDENTIAL

SUPPLEMENT DATED JULY 30, 2015

TO THE OFFER TO EXCHANGE

SHARES OF COMMON STOCK AND/OR CASH FOR

OUTSTANDING HIGH PERFORMANCE COMMON
STOCK-SERIES 1, HIGH PERFORMANCE COMMON
STOCK-SERIES 2 AND HIGH PERFORMANCE
COMMON STOCK-SERIES 3

OF

iSTAR FINANCIAL INC.

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW THE SECURITIES THAT YOU TENDER HAVE BEEN EXTENDED AND WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON AUGUST 12, 2015, UNLESS THE OFFER PERIOD IS FURTHER EXTENDED. THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

AMENDMENTS TO THE SUMMARY

The following sections of the Summary section in the Offer to Exchange Letter dated June 26, 2015 (the “Offer Letter”) are superseded and replaced in their entirety by the following sections:

Important Definitions

The HPU Shares. Shares of the Company’s High Performance Common Stock-Series 1 (“HPU Series 1 Shares”); Shares of the Company’s High Performance Common Stock-Series 2 (“HPU Series 2 Shares”); and Shares of the Company’s High Performance Common Stock-Series 3 (“HPU Series 3 Shares”). The HPU Shares were originally acquired by the holders in 2002. As of July 29, 2015, the Company had 4,937.5 HPU Series 1 Shares, 5,000 HPU Series 2 Shares and 4,950 HPU Series 3 Shares issued and outstanding.

Stock Consideration. The number of shares of the Company’s common stock, par value $0.001 per share (“Shares”), equal to the product of: (i) the aggregate number of Common Stock Equivalents that are attributable to the HPU Shares that you tender in the Offer, multiplied by (ii) 0.7.

As of July 29, 2015, the Company had 85,568,024 Shares outstanding. Our Shares are listed on the NYSE under the symbol “STAR.” Any shares issued as part of the Stock Consideration will also be listed on the NYSE upon issuance.

Cash Consideration. The amount of cash equal to the product of: (i) the aggregate number of Common Stock Equivalents that are attributable to the HPU Shares that you tender in the Offer, multiplied by (ii) $9.30.

Common Stock Equivalents. The number of Shares that determined the amount of dividends payable on your HPU Shares. This number is different for each holder of HPU Shares. Each HPU Series 1 Share was entitled to participate in the same amount of dividends paid on 163.8508 Shares, each HPU Series 2 Share was entitled to participate in the same amount of dividends paid on 197.4298 Shares and each HPU Series 3 Share was entitled to participate in the same amount of dividends paid on 206.375 Shares. Please see “Background and Purpose of the Offer” for information on how the number of Common Stock Equivalents attributable to the HPU Shares was initially determined.

Expiration Date of the Offer

11:59 p.m., Eastern Time, on August 12, 2015, or such later date to which we may extend the Offer. All tenders made must be received by the Company by this time. See “Conditions; Termination; Waivers; Extensions; Amendments.”

Conditions of the Offer

The Offer is conditioned upon, among other things, there being validly tendered to us and not properly withdrawn prior to the Expiration Date, that number of HPU Shares which represents at least 70% of the total number of HPU Shares. We refer to this condition as the “Minimum Condition.” As of the date hereof, holders of HPU Shares representing approximately 55% of the outstanding HPU Shares have agreed to tender their HPU Shares and not withdraw them prior to the Expiration Date. An additional approximately 31% of the outstanding HPU Shares have been tendered, but remain subject to withdrawal. In addition to the Minimum Condition, the conditions of the Offer are:

i.                  there shall not have been instituted, threatened in writing or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that challenges the making of the Offer, the acceptance of HPU Shares for exchange in the Offer or the delivery of the Cash Consideration or the Stock Consideration upon the acceptance of HPU Shares tendered for exchange;

ii.               no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would or would be reasonably likely to prohibit, prevent, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us of the Offer;

iii.            there shall not have occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect the trading of the Shares or benefits to us of the Offer, including, but not limited to, any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange, the declaration of a banking moratorium, the commencement or escalation of war, armed hostilities or other international or national calamity, any limitation by any governmental, regulatory or administrative agency or authority that, in our reasonable judgment, could have a material adverse effect on the extension of credit by banks or other lending institutions in the United States or any decrease of more than 10% in the Dow Jones Industrial Average, New York Stock Exchange Index, NASDAQ Composite Index, the Standard & Poor’s 500 Composite Index, NCREIF Property Index or the Morgan Stanley REIT Index, measured from the close of trading on June 25, 2015, the last trading day prior to the commencement of the Offer; and

iv.           there shall not have occurred or be reasonably likely to occur, any material adverse change to our business, operations, properties, condition, assets, liabilities, prospects or financial affairs.

The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to them. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer, as described in “Conditions; Termination; Waivers; Extensions; Amendments.”  The failure by us at any time to exercise any of our rights shall not be deemed a waiver of that right and each of our rights shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.

We may terminate the Offer if any of the conditions of the Offer is not satisfied prior to the Expiration Date. See “Conditions; Termination; Waivers; Extensions; Amendments.

AMENDMENTS TO THE OFFER TO EXCHANGE

1.                                      Section 1. GENERAL TERMS

The first paragraph under the heading “General Terms” in the Offer Letter is amended and restated as follows:

The Offer permits holders of HPU Shares to tender HPU Shares for (i) the Stock Consideration, (ii) the Cash Consideration or (iii) a combination of the Stock Consideration and the Cash Consideration.  In general, the Company is offering to exchange your HPU Shares for 0.7 Shares or $9.30 in cash for each Common Stock Equivalent that is attributable to your HPU Shares. A holder may tender as few or as many HPU Shares as the holder elects. No fractional Shares will be issued. HPU Shares may only be exchanged for whole Shares. In lieu of issuing fractional Shares to which any holder of HPU Shares would otherwise have been entitled, the Company will round the number of Shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of Shares.

2.                                      Section 5. BACKGROUND AND PURPOSE OF THE OFFER; Subsection E Plans, Proposals or Negotiations, and Interest in Securities of the Subject Company

On July 28, 2015, the Company announced that Mr. Clifford De Souza has been appointed as an independent member of the Company’s Board of Directors. Mr. De Souza will be granted 7,494 restricted Shares (or restricted units), representing less than 1% of the outstanding Shares.  He beneficially owns no other securities of the Company.

3.                                      Section 6. PRICE RANGE OF SHARES

The section entitled “Price of Shares” in the Offer Letter is amended and restated as follows:

The HPU Shares are not listed on any stock exchange.  Our Shares are listed on the NYSE under the symbol STAR. On July 29, 2015, the last reported sale price for the Shares was $13.10.  High and low sales prices for the Shares since January 1, 2013 are set forth below.

The Company recommends that holders obtain current market quotations for the Shares, among other factors, before deciding whether to tender their HPU Shares and electing a form of consideration.

	Shares
	High	Low
	$	$
Fiscal 2013
First Quarter	11.00	8.26
Second Quarter	12.55	9.99
Third Quarter	12.25	10.20
Fourth Quarter	14.65	11.57
Fiscal 2014
First Quarter	15.91	13.79
Second Quarter	15.19	13.94
Third Quarter	15.27	13.26
Fourth Quarter	14.60	12.30
Fiscal 2015
First Quarter	14.17	12.40
Second Quarter	14.77	12.89
Third Quarter (through July 29)	13.81	12.76

4.                                      Section 8. TRANSACTIONS AND AGREEMENTS CONCERNING THE COMPANY’S SECURITIES

This section in the Offer Letter is supplemented by the following:

The Company entered into agreements with 14 holders of HPU Shares and/or family trusts formed by such persons, dated July 27, 2015, pursuant to which the holders agreed to tender all of their HPU shares, representing approximately 61% of the outstanding HPU Shares, into this amended offer. The holders include: Steven Blomquest, Roger Cozzi, Jeffrey Digel, Michael Dorsch, Keith Gilmore, Scott Goldberg, Cabot Lodge, Susan Lodge, Steve Malone, Tim O’Connor, Catherine Rice, Andrew Richardson, Colette Tretola and Joe Welch, none of whom is currently a director, officer or employee of the Company.

5.                                      Section 14. ADDITIONAL INFORMATION; MISCELLANEOUS

The list of documents incorporated by reference in this section of the Offer Letter is supplemented with the following:

5.                                      The Company’s Current Report on Form 8-K filed on July 30, 2015.

5.                                      General Amendments

(a) All references to the Expiration Date as being 11:59 p.m., Eastern Time on July 27, 2015 shall now be changed to 11:59 p.m., Eastern Time on August 12, 2015.